

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 19, 2009

Via U.S. mail and facsimile

Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
105 North 31st Ave., Suite 103
Omaha, Nebraska 68131

RE: Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File No. 1-32924

Dear Mr. Peters:

We have reviewed your response letter dated October 9, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that will require an amendment to your Form 10-K, these revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 40

2. We note your response to prior comment 3. Please confirm that you will also quantify the impact of derivative financial instruments on your revenues and cost of goods sold related to the Agribusiness segment in a similar manner to your discussion of the Ethanol Production segment.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

3. We note your response to prior comment 6. Your proposed disclosure does not include the complete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act when stating your conclusion. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective.   Please revise these disclosures in an amendment to your Form 10-K for the year ended December 31, 2008. Please also include updated certifications which refer to the Form 10-K/A in the amendment.

Financial Statements

Independent Auditors' Report, page F-2

4. We note your response to prior comments 7 and 8. Please amend your Form 10-K for the year ended December 31, 2008 to provide an independent auditors' report stating that the audits were conducted in accordance with PCAOB standards as your response indicates. Please also have the auditors revise their report and consent to only refer to the financial statements included in the amended Form 10-K.

Consolidated Statements of Operations, page F-4

5. We note your response to prior comment 9. Please amend your Form 10-K for the year ended December 31, 2008 to provide audited earnings per share amounts for the year ended March 31, 2008 and for the period from September 28, 2006 to March 31, 2007. Consistent with the revised consolidated statements of stockholders' equity/members capital and comprehensive income that you provided in your

response to prior comment 10, the change in capital structure due to the reverse acquisition and corresponding impact on earnings per share amounts should be retroactively reflected in the actual audited historical financial statements rather than providing pro forma supplemental information as your response indicates. Please also confirm that there are no changes in your determination of weighted average shares outstanding for each period presented based on the revisions you have made to your common stock shares column in your response to prior comment 10.

Consolidated Statement of Stockholders' Equity/Members' Capital and Comprehensive Income, page F-5

6. We note your responses to prior comments 10 and 11. Please provide the revised consolidated statements of stockholders' equity/members capital and comprehensive income in an amendment to your Form 10-K for the year ended December 31, 2008.

Notes to the Financial Statements

Note 9. Long-Term Debt and Lines of Credit, page F-20

7. We note your response to prior comment 15. Please address the following:
   - In a similar manner to your response, please expand your disclosures to address how you determined it was appropriate to classify these debt amounts as long-term in light of your covenant violations. Your disclosures should include an explanation of how you determined it is probable that you will be able to cure any defaults and comply with the covenants at measurement dates that are within the next twelve months;
   - Your response refers to permanent waivers that were received. Please disclose why you describe these waivers as permanent; and
   - Your Green Plains Superior subsidiary was in violation of its debt service coverage ratio at December 31, 2008. Your response explains pursuant to EITF 86-30 how you determined that you would be able to maintain compliance with the working capital covenant in the future or if necessary have the ability to cure any working capital deficiencies by transferring funds to your subsidiaries. Please also advise as to what consideration you gave to EITF 86-30 regarding the debt service coverage ratio, including how you determined you would be able to maintain compliance with this covenant in the future or if necessary have the ability to cure any deficiencies.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

8. Please address the above comments in your interim filings as well.

Financial Statements

General

9. We note your response to prior comment 18. We remind you that paragraph 38 of
    ARB 51, as amended by SFAS 160, states that the disclosures required by this
    paragraph shall be provided for each reporting period, which would include interim
    periods. In this regard, please also provide the disclosures required by paragraphs
    38(c) and A6 of ARB 51, as amended by SFAS 160, in your interim financial
    statements.

Note 4. Acquisition, page F-11

10. We note your response to prior comment 20. Your disclosures indicate that the total
    consideration transferred for the acquisition of Blendstar LLC was $8.9 million,
    which consists of a $7.5 million payment in January 2009 and the assumption of a
    liability to the former owners of $1.4 million. In this regard, it is not clear why the
    preliminary purchase price allocation provided in your response shows the allocation
    of $7.5 million instead of $8.9 million to assets, liabilities and non-controlling
    interests acquired. Please advise or revise as necessary.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 28

11. We note your response to prior comment 24. Your routinely have had to, and in the
    future will likely be required to, cover margin calls. Please disclose the extent of the
    margin calls that you have had to cover in recent periods, including periods presented.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief